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Exhibit 11.1

MI DEVELOPMENTS INC.

CODE OF CONDUCT AND ETHICS

        This Code of Conduct and Ethics sets forth the basic principles we are committed to with respect to our dealings with all of our stakeholders and also acts as a guide to assist our employees in meeting the ethical standards reflected in the Code.

        As a statement of the basic principles we are committed to with respect to our stakeholders, this Code complements a number of our corporate policies, including that dealing with insider trading, all as amended from time to time.

        As a guide to assist our employees, this Code cannot address every situation that may arise. Where an employee is in doubt about how to act in any situation, they should first consider whether their action is or would be legal, ethical, honest and fair. It may be helpful for an employee to consider whether he or she would be unwilling or embarrassed to discuss a possible course of action with a friend, family member or co-worker; if so, there is a strong chance that this course of action may violate this Code. If still unsure, an employee can discuss the matter with a supervisor. Employees will not be penalized, discharged, demoted, suspended or discriminated against for enquiring in good faith about actions which may violate this Code.

        This Code applies to all of our employees, including all of our officers, and to our directors. Failure to abide by this Code will lead to disciplinary action, proportionate to the breach. In the case of a serious breach, an employee may be dismissed for just cause. Our consultants, independent contractors, agents and other representatives will be required to meet the same ethical standards as our employees and will face the same types of consequences, up to and including termination of any consulting, contract, agency or representative relationship with us.

        Waivers of this Code may from time to time be granted in limited circumstances to our directors, officers and employees. Any director or officer who requires such a waiver must seek it in writing from our Corporate Governance and Compensation Committee and any such waivers granted will be publicly disclosed in accordance with applicable law, rules and regulations. Any employee who is not an officer and who requires a waiver of this Code may seek such a waiver in writing from our General Counsel, Corporate Secretary or senior human resources officer.

        From time to time, an employee may become aware of a violation of this Code by others in the Corporation or one of its subsidiaries. Any violations of this Code should be reported through any "whistleblowing" mechanism which we have established or directly to our Audit Committee. In either case, an employee may do so anonymously. We will ensure that an employee will not be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of this Code.

        We wish to maintain a strong reputation for providing a "better service at a better price" and providing innovative solutions, delivering consistent financial returns to shareholders, treating employees with fairness and respect and demonstrating our commitment to all our stakeholders. The success we achieve will be based on the dedication and hard work of our employees, the entrepreneurial spirit of our managers and the leadership of our management. Our reputation and our success will not be possible without our commitment to a corporate culture rooted in fairness, integrity, honesty and concern for people. We believe this Code will help strengthen these principles and allow us to build on our success.

  Basic Corporate Principles

        We are committed to the following basic corporate principles:

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  shareholder profit participation;

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  management profit participation;

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  social responsibility;

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  profit performance; and

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  a majority of non-management members on the board of directors.

  Employment Practices

        We are committed to an operating philosophy which is based on fairness and concern for people. This philosophy is part of our Fair Enterprise culture in which employees and management share in the responsibility to ensure our success. This philosophy reflects the following principles:

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  job security;

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  a safe and healthful workplace;

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  fair treatment;

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  competitive wages and benefits;

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  communication and information; and

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  an employee "whistleblowing" mechanism.

  Protection of Personal Information

        We are also committed to protecting personal information relating to our employees and other stakeholders. Such information will only be collected, used and disclosed for legitimate business purposes and in administering the working relationship, such as administering employee wages and benefits, for disciplinary purposes or as otherwise required or permitted by applicable law. We will comply with all applicable privacy and data protection legislation in force from time to time.

  Respect for Human Rights

        We will strive towards providing our employees with a workplace free from discrimination or harassment. In particular, we believe that all our employees should enjoy equal employment opportunities without regard to their sex, race, ethnic background, religion, disability or any other personal characteristic protected by law. We will comply with applicable human rights legislation in force from time to time within those jurisdictions where we do business.

        Our employees will not discriminate against or harass any fellow employees, or any other persons with whom they come in contact in the course of their employment, on the basis of sex, race, ethnic background, religion, disability or any other personal characteristic protected by law.

  Compliance with Law

        We believe in complying with both the letter and the spirit of applicable laws, rules and regulations in the jurisdictions in which we conduct business. Our employees will not engage in unfair or illegal trade practices or violate the laws of the jurisdictions in which we conduct business.

  Conducting Business With Integrity, Fairness and Respect

        We firmly believe in conducting business with integrity, honesty and fairness, in all countries where we compete. Our employees will respect and act in a manner sensitive to the cultures and customs of the countries in which we operate as well as the communities and environment where we conduct business.

  Fair Dealing

        We will seek to secure business from customers on the basis of having a "better service for a better price".

        Our employees will not, directly or indirectly, offer bribes, kickbacks or other similar payments, nor promise any other improper benefit for the purpose of influencing any customer, supplier, public official or any other person, nor will they, directly or indirectly, accept bribes, kickbacks or any other improper benefit which could influence or appear to influence them in the performance of their duties, provided that any payments which are permissible under applicable law are not prohibited under this Code. Reasonable business entertainment and gifts or favors of nominal value or those which are appropriate in the circumstances will not be considered a breach of our commitment to fair dealing, as long as such entertainment or gifts are consistent with business practice, not intended as an inducement, are not contrary to applicable law and will not embarrass us or our employees if disclosed publicly.

  Financial Reporting

        We will maintain financial, accounting and business records that fully and accurately reflect all the transactions and business in which we engage, in accordance with applicable accounting principles, policies and practices.

        No employee or anyone acting on the instruction of any employee will take any action to violate our finance reporting policies or to circumvent our system of internal controls. Our employees will carry out transactions in accordance with the direction provided by our management and our board of directors.

  Conduct of Senior Financial Officers

        We expect our principal executive officer, principal financial officer, principal accounting officer or controller, and any persons performing similar functions, to engage in honest and ethical conduct, including by meeting the standards established for all of our employees in this Code. These senior officers should promptly disclose to our Audit Committee any breaches by them of this Code, particularly the existence of any transaction or relationship which could give rise to a conflict of interest.

  Improper Securities Trading

        We have adopted, will continue to maintain and will strictly enforce a policy restricting our directors, officers and other "insiders" from purchasing or selling our Class A Subordinate Voting Shares, Class B Shares, or other public securities, for specified periods prior to the release of our financial results and/or when such persons have knowledge of any material non-public information with respect to our business. In addition, these insiders are prohibited from engaging in certain other activities that could enable them to improperly profit from changes in our share price, including through the purchase of put or call options, "short sales", late trading and market timing. The full text of our Insider Trading and Reporting Policy can be found on our website.

        Our employees recognize that it is illegal under applicable securities laws to purchase or sell our Class A Subordinate Voting Shares, Class B Shares or other public securities based on material non-public information. None of our employees will engage in illegal trades of our securities. Furthermore, our employees will not improperly disclose any material non-public information to any third party. All of our directors, officers and other insiders will comply with the terms of our Insider Trading and Reporting Policy.

  Public Disclosure of Material Information

        As a public company, we are required to:

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  make timely and accurate disclosure of material information to the public; and

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  avoid selective disclosure of material non-public information.

        We are committed to strictly observing all applicable legal requirements relating to disclosure of material information. We have adopted and will strictly enforce our Corporate Disclosure Policy governing all disclosures of material, non-public information. The full text of our Corporate Disclosure Policy can be found on our website.

        Some of our employees are party to material information on a regular basis. Each such employee acknowledges that applicable securities law requires the timely public disclosure of material information relating to our business, operations and financial condition. Each employee who is responsible for public disclosures agrees to comply with applicable securities law and our corporate disclosure policy in providing full, true and plain disclosure of all material information relating to our business, operations and financial condition.

  Compliance with Antitrust and Competition Laws

        We will comply with the applicable antitrust and competition laws in the jurisdictions in which we compete. Accordingly, we will not collude in any way with any competitor to:

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  fix prices, discounts or terms of sale; or

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  divide markets, market shares, customers or territories.

        The actions of our employees may, in certain circumstances, give rise to the appearance of possible collusion with our competitors and, accordingly, our employees will not discuss with competitors our prices, discounts, terms of sale, markets, market shares or customers.

  The Environment and Occupational Health and Safety

        We are committed to environmental responsibility and occupational health and safety. Accordingly, we comply with or exceed applicable environmental and occupational health and safety laws.

  Avoidance of Conflicts of Interest

        We expect our employees to honor their duty of good faith and fidelity, and to perform their duties in a manner which seeks to ensure our best interests ahead of their own interests. We further expect that none of our employees will:

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  take advantage of any business opportunity discovered through the employee's position or through the use of our property or information;

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  use their position or our property or information for personal gain;

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  compete with us; or

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  take any steps which involve or create the appearance of a conflict of interest.

  Use of Confidential Information

        We expect our employees to treat as confidential all trade secrets and proprietary information relating to us and our customers and suppliers. We also expect that our employees will prevent the misuse or improper disclosure of confidential information relating to other employees.

  Corporate Policies

        In addition to the corporate policies referred to in this Code, we maintain a variety of policies and procedures governing various matters, and we expect our employees to abide by them.

  Resources for Employees

  MI Developments Inc.'s Website: www.midevelopments.com

  Corporate Secretary: Telephone: (905) 726-7198 Fax: (905) 726-2593, Email: ed_hannah@midevelopments.com

  Chairman, Corporate Governance and Compensation Committee: Mr. William Davis

  Chairman, Audit Committee: Mr. Philip Fricke

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MI DEVELOPMENTS INC. CODE OF CONDUCT AND ETHICS